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                                                                    EXHIBIT 20.1


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                                 PRESS RELEASE                     A V I V A
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For immediate release

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                    AVIVA REPORTS ON COLOMBIAN EXPLORATION
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                           AND DEVELOPMENT OPERATIONS
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DALLAS, TEXAS, JANUARY 8, 1997 . . . .Aviva Petroleum Inc. (AMEX: "AVV"), the
Dallas-based oil and gas exploration company, reported today on its operations in Colombia.

The Company stated that a planned hydraulic fracture stimulation procedure has been performed on its Toroyaco #4 well in Colombia. The well was originally completed in the third quarter of 1996 and is the first of four possible development locations identified by a 3-D seismic survey conducted over the Toroyaco and Linda fields in 1995. Commingled production from the Villeta U and T sands is currently 2,869 barrels of 29 Degree gravity oil per day on electric submersible pump. The second development well, the Linda #4, was completed in December 1996 and was subsequently treated with a hydraulic fracture stimulation procedure. Production from the Villeta U sand in the Linda #4 well is currently 1,501 barrels of 29 Degree gravity oil per day on hydraulic jet pump.

With the addition of production from these wells, gross production from the Company's four Colombian fields has been increased to more than 12,000 barrels of oil per day. Construction of the Linda #5 location is underway, with drilling expected to commence in early 1997.

The Company also reported that the 3-D seismic survey over the Mary and Miraflor fields in Colombia has now been completed and the data is currently being processed. This survey is expected to define the limits of these fields, identify possible locations for additional development wells, and ascertain the prospectivity of areas adjacent to the Mary and Miraflor fields.

Aviva Petroleum is engaged in the exploration for and the development and production of oil and gas in Colombia and offshore in the United States.
Aviva's common stock is also quoted on the London Stock Exchange (symbol "AVP").


Further Information:

Ron Suttill
Aviva Petroleum Inc.
Dallas, Texas
214 691 3464